EXHIBIT 99.43

September 29, 2011	News Release 11-30

Valley of the Kings Drill Results Confirm High-Grade Gold Continuity

Vancouver, British Columbia September 29, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report results from the Brucejack Project where ongoing drilling continues to demonstrate the continuity of high-grade gold mineralization, and visible gold continues to be encountered.  (See Table 1 for the most recent 23 holes.)

Valley of the Kings Zone

Selected highlights include:

•	Hole SU-230 intersected 1.0 meters with uncut grades of7,420 grams of gold and 3,800 grams of silverper tonne (3.3 feet averaging 216.4 ounces gold and 110.8 ounces of silver per ton);

•	Hole SU-226 intersected 0.5 meters with uncut grades of 1,465 grams of gold and 863 grams of silver per tonne (1.6 feet averaging 42.7 ounces gold and 25.2 ounces silver per ton).

The bonanza-grade intercept in hole SU-230 noted above was intersected within a 6.5 meter interval with cut grades of 76.8 grams of gold and 478.5 grams of silver per tonne (uncut grades of 1,349 grams of gold and 740 grams of silver per tonne).  This interval is located approximately 40 meters away from the high-grade interval from hole SU-195 with uncut grades of 5,740 grams of gold and 2,750 grams of silver per tonne over 0.5 meters (see news release dated September 12, 2011.)  Both holes were drilled on the eastern-most section of the Valley of the Kings Zone, which remains open to the east and down dip.

Other Zones

Drill results from other zones on the Brucejack property continue to encounter high-grade gold within broader intervals of significant gold values.  A highlight is hole SU-215 in the Galena Hill Zone, which intersected 55.0 meters grading 4.7 grams of gold and 47.5 grams of silver per tonne, including 0.5 meters with uncut grades of 462 grams of gold and 311 grams of silver per tonne.

To date this season, Pretivm has completed 164 holes totalling 68,000 meters on the Brucejack Project.  Assay results for 34 holes are outstanding, of which 29 are for holes drilled in the Valley of the Kings Zone.  We will complete another eight exploration holes totalling 4,000 meters, with an additional 2,000 meters of geotechnical and condemnation drilling in support of a feasibility study.  Results for the remaining holes will be reported when we receive them.  The drill program is expected to conclude by the second week in October, and the update to the mineral resource estimate for Brucejack will be completed in the fourth quarter.

Table 1: Selected Brucejack Project Drill Results, September 2011 (SU-208 to SU-230)(1,4)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS ZONE
SU-208(3)	6257943N 426282E	-45/360		422.0	475.5	53.6	2.20	3.1	1 Au sample cut
			incl.	422.0	422.5	0.5	153.0	70.0	uncut
SU-210	6258293N 426495E	-48/180		31.5	79.5	48.0	0.85	7.8
				387.0	388.3	1.3	19.45	12.3
				519.7	520.2	0.5	10.3	1.6
SU-213	6257967N 426327E	-52/360		110.8	185.5	74.7	1.25	8.3
				264.0	316.5	52.5	0.71	5.3
SU-214	6257972N 426376E	-65/360		293.0	387.0	94.0	0.95	3.6
SU-216	6257711N 426255E	-46/35		75.5	87.5	12.0	6.14	24.3
				144.5	146.0	1.5	84.1	56.3	uncut
SU-219	6257967N 426327E	-58/360		72.0	170.5	98.5	1.6	13.4
			incl.	72.0	74.0	2.0	19.5	25.3
			incl.	158.5	162.6	4.1	15.0	13.8
				249.0	344.5	95.5	2.27	5.7
			incl.	343.0	344.5	1.5	88.0	37.6
SU-220	6258293N 426495E	-60/180		85.5	106.0	20.5	0.96	15.3
				443.0	478.5	35.5	0.83	2.1
				584.0	585.5	1.5	50.9	28.6
SU-223	6257943N 426282E	-52/360		137.5	139.0	1.5	16.8	37.7
				301.14	326.0	24.86	0.95	3.0
SU-224	6257643N 426553E	-53/360		5.0	6.5	1.5	6.52	13.4
				194.5	196.0	1.5	22.3	14.2
				233.5	249.5	16.0	1.57	3.2
				266.0	280.74	14.74	7.45	18.9
			incl.	273.5	276.15	2.65	21.5	25.5
				370.0	471.0	101.0	0.73	3.3
SU-225	6258177N 426552E	-50/180		300.0	330.0	30.0	1.4	7.1
				383.58	416.5	32.92	1.2	3.6
SU-226	6257967N 426327E	-65/360		108.0	222.0	114.0	1.07	11.0
				161.0	173.5	12.5	2.86	15.4
				299.0	338.5	39.5	2.62	19.6	1 Au sample cut
			incl.	335.82	336.34	0.52	1,465	863.0	uncut
SU-230	6257880N 426642E	-65/360		162.5	163.65	1.15	17.6	19.3
				301.5	308	6.5	76.8	478.5	3 Au samples cut

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
			incl.	301.5	303	1.5	472.0	318.0	uncut
			incl.	304.5	305.73	1.23	510.0	390.0	uncut
			incl.	305.73	306.73	1.0	7,420	3,800	uncut
GOSSAN HILL ZONE
SU-211	6258844N 426600E	-62/360		71.5	88.0	16.5	11.59	48.4
			incl.	74.5	76.0	1.5	109.0	90.2
				131.5	246.5	115.0	1.13	10.3	uncut
SU-212	6259101N 426496E	-69/360		40.0	53.0	13.0	1.68	2.3
SU-217	6258844N 426600E	-45/360		235.0	259.0	24.0	0.53	2.8
WEST ZONE
SU-222	6,258,855N 426590E	-50/225		143.16	150.0	6.84	3.57	103.4
				211.5	215.54	4.04	6.82	224.3
				253.38	278.0	24.62	6.0	34.7
			incl.	268.83	272.91	4.08	26.7	58.0
				346.5	411.0	64.5	0.69	4.9
SU-229	6258855N 426449E	-50/225		104.5	160.0	55.5	1.05	13.2
				184.0	220.19	36.19	1.09	3.0
			incl.	218.5	220.19	1.69	11.1	34.2
GALENA HILL ZONE
SU-215	6258121N 426860E	-46/360		114.5	169.5	55.0	4.70	47.5	1 Au sample cut
			incl.	117.5	118.0	0.5	95.8	60.6	uncut
			incl.	131.7	144.7	13.0	7.68	140.8
			incl.	167.4	167.9	0.5	462.0	311.0	uncut
				231.0	322.0	91.0	1.03	11.3
				371.4	371.9	0.5	18.2	2,700	uncut
SU-221	6258121N 426860E	-54/360		144.0	207.0	63.0	1.04	9.7
				246.5	291.5	45.0	1.15	6.3
				397.59	398.04	0.45	5.59	1,690
SU-228	6258121N 426860E	-64/360		76.5	85.5	9.0	3.07	22.3
				109.0	124.0	15.0	1.75	16.3
				161.5	215.5	54.0	2.72	23.8
			incl.	176.5	181.0	4.5	10.52	110.2
GOLDEN MARMOT
SU-209	6261530N 426065E	-50/45	366.5	392.5	26.0	0.77	11.5
SU-218	6261218N 425868E	-50/330	107.5	140.5	33.0	0.30	80.4
			157.0	176.0	19.0	0.44	31.1

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-227	6261509N 425535E	-50/45	186.21	192.5	6.29	1.0	3.5
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t.
(3)	Hole ended in mineralization
(4)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.